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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Press releases

SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Press release dated March 30, 2005

Lyne Robitaille Appointed President and Publisher of Le Journal de Montréal

Montréal, March 30, 2005 — Mr. Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, is pleased to announce the appointment of Ms. Lyne Robitaille to the position of President and Publisher of Le Journal de Montréal. Prior to this, Ms. Robitaille was Vice President, Finance and Director of Operations at Le Journal de Montréal.

"Lyne Robitaille knows Le Journal de Montréal inside out and is thoroughly familiar with Quebecor's corporate culture," said Mr. Francoeur. "That culture has enabled Le Journal de Montréal to maintain its market dominance, year after year. It will be her job to maintain the level of enthusiasm and energy that makes Le Journal an industry model."

Ms. Robitaille joined Quebecor in the fall of 1988 as Controller for the community weeklies division. She was appointed Corporate Controller of Quebecor Communications in 1993 and Vice President, Finance of Le Journal de Montréal in 1996. In 2000, she was named Director of Operations of Le Journal de Montréal in addition to her duties as Vice President, Finance.

Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., is Canada's second largest newspaper publishing company with daily newspapers in 9 of the top 10 markets in Canada. Sun Media publishes a total of 20 dailies as well as 184 community weeklies and specialty publications across Canada. Sun Media is also a partner in Toronto 1, a general interest television station in Toronto.

Information:

Luc Lavoie
Executive Vice-President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Cellular: (514) 236-8742
lavoie.luc@quebecor.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: April 6, 2005
	By:	/s/ CLAUDINE TREMBLAY Name: Claudine Tremblay Title: Corporate Secretary

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Press releases
SIGNATURE